Rockyview Energy

Q2 2007

TSX: RVE

For the six months ended June 30, 2007

ROCKYVIEW ENERGY REPORTS SECOND QUARTER RESULTS

LIGHT OIL DISCOVERY IN THE PEACE RIVER ARCH SETS UP ADDITIONAL DRILLING LOCATIONS

Calgary, Alberta--(Marketwire - August 9, 2007) – Rockyview Energy Inc. (TSX: RVE) ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and six months ended June 30, 2007.

The second quarter was highlighted by a 25% increase in the capital expenditure budget as a result of successful drilling results, new opportunities identified by the Company and a strong risk management program that enabled Rockyview to lock-in favourable gas prices over the next several quarters. This was tempered however by extended wet lease conditions that restricted access throughout most of the quarter.

Capital expenditures during the second quarter amounted to $6.09 million, comprising $3.07 million on drilling and completions, $2.29 million on pipelining and tie-ins and $0.73 million on land and seismic. The main focus during the quarter was the pipelining and tie-in of the successful Horseshoe Canyon shallow gas drilling program undertaken by Rockyview during the first quarter of 2007. At June 30, 2007, the Company had tied-in 12 (9.7 net) out of 22 (16.9 net) Horseshoe Canyon CBM wells, at an average daily rate of 175 mcf per well. The tie-in program was completed in late July, with total Company production at that time averaging 2,650 boe per day.

In addition to the tie-in of the shallow gas wells, second quarter activity included the following:

Central Alberta

- Drilled and completed 1 (0.2 net) Horseshoe Canyon CBM gas well.
- Recompleted 3 (3.0 net) Horseshoe Canyon CBM gas wells.
- Drilled 1 (1.0 net) Ellerslie natural gas well.

Western Alberta

- Completed 1 (1.0 net) Glauconitic gas well.
- Drilled and abandoned 1 (1.0 net) well.

Peace River Arch

- Recompleted 2 (0.8 net) standing wells as oil wells.

The recompletion of these two wells in the Peace River Arch has resulted in what the Company believes to be a significant light oil discovery. At the end of July, the Company had drilled another 2 (0.8 net) wells of what will be a 5 to 10 well program, with working interests ranging from 30% to 50%. The wells are capable of producing 50 to 100 bbls per day of 36° API light sweet crude oil. Due to competitive conditions in the area, further details regarding this discovery cannot be conveyed at this time.

Total capital expenditures on drilling, completions, tie-ins and facilities during 2007 are still forecasted to be approximately $25 million. To accommodate the development of the Peace River Arch light oil pool, Rockyview has deferred several other projects to 2008. At this juncture, there is no change to previous production guidance.

For the remainder of 2007, the Company has approximately 38% of its natural gas production hedged at an average price of $7.87 per mcf. While Rockyview believes that the long-term prospects for natural gas is positive and is committed to drilling its identified locations and adding to its prospect inventory, the development of the Peace River Arch light oil play will improve the Company's operating netback.

Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $46 million. Under appropriate circumstances, equity may also be considered.

Rockyview's drilling inventory beyond 2007 still numbers approximately 100 net locations comprising low-risk shallow gas prospects and high impact exploration plays. The Company plans to continue allocating an increasing amount of human and financial resources to expand its exploration initiatives.

"signed"
Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
FINANCIAL ($)				
Revenue before royalties	**9,842,559**	7,623,900	**20,008,634**	15,577,979
Net income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Per share - basic	**(0.04)**	0.01	**(0.07)**	0.01
Per share - diluted	**(0.04)**	0.01	**(0.07)**	0.01
Funds flow from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Per share - basic	**0.21**	0.17	**0.42**	0.38
Per share - diluted	**0.21**	0.17	**0.42**	0.37
Total assets	**149,258,330**	151,891,240	**149,258,330**	151,891,240
Working capital (deficiency)	**1,719,003**	(1,143,209)	**1,719,003**	(1,143,209)
Bank loan	**31,000,000**	30,000,000	**31,000,000**	30,000,000
Capital asset acquisitions, net of dispositions	**-**	(2,031,222)	**-**	65,248,564
Capital expenditures	**6,086,176**	10,958,671	**15,353,784**	20,133,611
Market				
Shares outstanding				
End of period	**24,364,378**	19,494,378	**24,364,378**	19,494,378
Weighted average - basic	**24,364,378**	19,493,501	**24,364,378**	19,039,843
Weighted average - diluted	**24,364,378**	19,759,071	**24,364,378**	19,305,413
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	**13,169**	11,761	**13,460**	10,896
Light and medium oil (bbl/d)	**61**	62	**61**	60
NGLs (bbl/d)	**50**	67	**54**	65
Total (boe/d)	**2,306**	2,089	**2,358**	1,941
Average wellhead prices				
Natural gas ($/mcf)	**7.56**	6.29	**7.59**	7.02
Light and medium oil ($/bbl)	**63.44**	64.27	**59.98**	62.43
NGLs ($/bbl)	**56.04**	63.05	**53.47**	59.76
Average ($/boe)	**46.06**	39.34	**46.07**	43.37
Operating netback ($/boe)	**29.93**	23.42	**28.74**	25.51

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 7, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007, and the December 31, 2006 audited annual financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs and realized hedging gains and losses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Production - boe per day	**2,306**	2,089	**2,358**	1,941
Revenues	**$ 9,842,559**	$ 7,623,900	**$20,008,634**	$ 15,577,979
Net income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Net income (loss) per share - basic and diluted	**(0.04)**	0.01	**(0.07)**	0.01
Funds from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Funds from operations - basic	**0.21**	0.17	**0.42**	0.38
Funds from operations - diluted	**0.21**	0.17	**0.42**	0.37
Operating netback - per boe	**29.93**	23.42	**28.74**	25.51
Capital expenditures	**6,086,176**	10,958,671	**15,353,784**	20,133,611
Bank loan	**31,000,000**	30,000,000	**31,000,000**	30,000,000
Working capital (deficiency)	**1,719,003**	(1,143,209)	**1,719,003**	(1,143,209)

The three months ended June 30, 2007 was a quarter highlighted by lingering wet field conditions that delayed the planned tie-in of shallow gas wells drilled during the first quarter by over a month. By the end of the quarter, only 12 (9.7 net) out of 22 (16.9 net) wells were tied in, at an average rate of 175 mcf per day. The Company exited the quarter at 2,410 boe per day and by the end of July, when all of the wells were tied-in, was producing 2,650 boe/d.

During the second quarter, the Company announced a $5 million increase in its 2007 capital budget to $25 million. The Company expects the rate of shallow gas drilling and completion costs experienced during the first quarter will continue into the third quarter of 2007, when the Company commences the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the second quarter averaged $7.06 per mcf (2006 - $5.89 per mcf), but weakened through the month of July. Rockyview has developed a hedging strategy to mitigate lower natural gas prices and provide a pricing level which supports its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

	Three months ended			Six months ended		
Average daily production volumes	**June 30 2007**	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Natural gas (mcf/d)	**13,169**	11,761	12%	**13,460**	10,896	24%
Light and medium crude oil (bbl/d)	**61**	62	-2%	**61**	60	2%
NGLs (bbl/d)	**50**	67	-25%	**54**	65	-17%
Total (boe/d)	**2,306**	2,089	10%	**2,358**	1,941	21%
Production split						
Natural gas	**95%**	94%		**95%**	94%	
Crude oil and NGLs	**5%**	6%		**5%**	6%	

Production for the second quarter increased 10% to 2,306 boe per day from 2,089 boe per day in the same period in 2006. The increase reflects the excess of production volumes added from the Company's successful drilling program, over and above normal production declines. The full impact of production additions from Rockyview's first quarter 2007 drilling program will be realized during the third quarter.

The Company's production in the second quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

	Three months ended			Six months ended		
Average Benchmark Prices	**June 30 2007**	June 30 2006	% Change	**June 30 2007**	June 30 2006	% Change
Natural gas						
NYMEX ($US/mmbtu)	**7.68**	6.68	15%	**7.44**	7.28	2%
AECO daily spot ($Cdn/mcf)	**7.06**	5.89	20%	**7.17**	6.64	8%
Crude oil						
WTI ($US/bbl)	**64.86**	70.47	-8%	**61.45**	67.14	-8%
Edmonton Par ($Cdn/bbl)	**72.68**	78.96	-8%	**70.17**	74.03	-5%
Exchange rate ($US/$Cdn)	**0.9103**	0.8947	2%	**0.8811**	0.8802	0%
Average Realized Prices						
Natural gas - ($/mcf)	**7.56**	6.29	20%	**7.59**	7.02	8%
Crude oil - ($/bbl)	**63.44**	64.27	-1%	**59.98**	62.43	-4%
NGLs - ($/bbl)	**56.04**	63.05	-11%	**53.47**	59.76	-11%

Natural gas prices decreased towards the end of the second quarter as above average natural gas injections into storage began to build storage levels above the three year average. At June 30, 2007, natural gas storage levels were 3.5% lower than the previous year, but 10.4% higher than the three year average. For the month of July, natural gas prices at AECO averaged $5.42 per mcf, or 77% of the average AECO daily spot price for the second quarter.

The average natural gas price realized during the three months ended June 30, 2007 was 20% higher than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the quarter by approximately $0.29 per mcf.

For the three months ended June 30, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 64.86 per bbl (2006 - $US 70.47) and the $US/$Cdn exchange rate averaged 1.0985 ($Cdn 0.9103).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at June 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At June 30, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007. During the second quarter of 2007, the cost of electricity averaged $49.97/MWh, resulting in a derivative loss during the quarter of $85,346. The unrealized fair value of this contract at June 30, 2007 is $119,232 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	June 30 2007	June 30 2006	Change %
Natural gas	$ 9,058,183	$ 6,732,961	35%	$ 18,484,393	$ 13,854,098	33%
Crude oil	351,309	361,439	-3%	658,934	676,906	-3%
NGLs	257,502	385,118	-33%	519,688	704,479	-26%
Royalty and other income	175,565	144,382	22%	345,619	342,496	1%
Gross oil and gas revenue	9,842,559	7,623,900	29%	20,008,634	15,577,979	28%
Per boe	$46.90	$40.10	17%	$46.88	$44.34	6%

Revenues of $9.84 million ($46.90 per boe) for the three months ended June 30, 2007 (the "quarter") were 29% higher than the comparable quarter of $7.62 million ($40.10 per boe) and reflect the combination of a 20% increase in average natural gas price realizations and a 10% increase in production volumes.

ROYALTIES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	June 30 2007	June 30 2006	Change %
Crown royalties	$ 1,067,528	$ 1,065,414	0%	$ 2,664,586	$ 2,555,805	4%
Freehold royalties	151,166	108,143	40%	294,862	209,199	41%
Overriding royalties	221,249	239,546	-8%	458,676	513,814	-11%
Total royalties	$ 1,439,943	$ 1,413,103	2%	$ 3,418,124	$ 3,278,818	4%
% of oil and gas revenue	14.6%	18.5%		17.1%	21.0%	
Per boe	$6.86	$7.43	-8%	$8.01	$9.33	-14%

During the quarter ended June 30, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production continuing to be more weighted to lower productivity natural gas wells which have lower royalty rates. In addition, during the quarter, the Company received gas cost allowance credits from Alberta Energy, reflecting its share of gas processing fees associated with crown volumes processed at the Company's new compression facilities in central Alberta. These credits will lower the Company's average royalty rate going forward and the Company expects its royalty rate will average 16.5% for the balance of 2007.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable quarter included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	June 30 2007	June 30 2006	Change %
Operating expense	$ 2,122,166	$ 1,758,850	21%	$ 4,324,779	$ 3,337,693	30%
Per boe	$10.11	$9.25	9%	$10.13	$9.50	7%

Operating expenses totalled $2,122,166 for the second quarter, or $10.11 per boe, a 9% increase from the comparable quarter in 2006 and unchanged from the previous quarter. At the beginning of 2007, Rockyview implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, have resulted in an 8% reduction in operating costs from the fourth quarter of 2006. The Company does expect to experience an increase in the cost to power its compression facilities during the second half of the year, as historically, power costs are traditionally higher during this period. To mitigate this volatility, the Company has fixed 1.5MW at $76.00/MWh for calendar 2007. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Revenues	**$46.90**	$40.10	17%	**$46.88**	$44.34	6%
Royalties	**(6.86)**	(7.43)	-8%	**(8.01)**	(9.33)	-14%
Operating expense	**(10.11)**	(9.25)	9%	**(10.13)**	(9.50)	7%
Operating netback	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

The operating netback for the three months ended June 30, 2007 was $29.93, 28% higher than the comparable quarter. The higher netback primarily reflects the 20% increase in natural gas prices and the 8% reduction in royalty expense from the first quarter of 2006.

The operating netback by product is as follows:

	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Conventional natural gas ($/mcf)						
Revenues	**$7.67**	$6.34	21%	**$7.70**	$7.94	-3%
Royalties	**(1.41)**	(1.25)	13%	**(1.55)**	(1.61)	-3%
Operating expense	**(1.98)**	(1.76)	13%	**(1.91)**	(1.76)	8%
Operating netback	**$4.28**	$3.33	29%	**$4.24**	$4.57	-7%
Coalbed methane gas ($/mcf)						
Revenues	**$7.37**	$6.07	21%	**$7.38**	$7.42	-1%
Royalties	**(0.59)**	(0.83)	-29%	**(0.88)**	(0.99)	-11%
Operating expense	**(1.12)**	(0.65)	72%	**(1.24)**	(0.76)	63%
Operating netback	**$5.66**	$4.59	23%	**$5.26**	$5.67	-7%
Light and medium crude oil ($/bbl)						
Revenues	**$63.44**	$64.27	-1%	**$59.98**	$62.43	-4%
Royalties	**(9.56)**	(4.46)	114%	**(7.19)**	(4.67)	54%
Operating expense	**(26.14)**	(16.85)	55%	**(24.38)**	(13.04)	87%
Operating netback	**$27.74**	$42.96	-35%	**$28.41**	$44.72	-36%
Natural gas liquids ($/bbl)						
Revenues	**$56.04**	$63.05	-11%	**$53.47**	$59.76	-11%
Royalties	**(16.81)**	(22.53)	-25%	**(15.43)**	(20.55)	-25%
Operating expense	**–**	–	0%	**–**	–	0%
Operating netback	**$39.23**	$40.52	-3%	**$38.04**	$39.21	-3%
Royalty income ($/boe)	**$0.84**	$0.76	11%	**$0.81**	$0.98	-17%
Total ($/boe)	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
General and administrative - gross	**$ 1,638,339**	$ 1,769,065	-7%	**$ 2,805,606**	$ 2,905,544	-3%
Capital and operating recoveries	**(363,359)**	(370,850)	-2%	**(770,150)**	(694,505)	11%
Capitalized	**(557,455)**	(434,766)	28%	**(836,060)**	(598,218)	40%
General and administrative - net	**$ 717,525**	$ 963,449	-26%	**$ 1,199,396**	$ 1,612,821	-26%
Per boe	**$3.42**	$5.07	-33%	**$2.81**	$4.59	-39%

Gross general and administrative expenses for the three months ended June 30, 2007 totalled $1,638,339, 7% lower than the comparable quarter, and includes $305,000 (2006 - $525,000) in cash bonuses to employees. The Company capitalized $557,455 (2006 - $434,766) of general and administrative costs associated with its exploration and development program, including $112,017 (2006 - $Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized reflects an increasing focus on new conventional exploration and development projects. The market for skilled technical staff continues to be tight and labour compensation costs in the industry as a whole, continue to escalate. As a result, the Company expects its general and administrative costs to trend higher.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the statement of operations, over the vesting period of the options.

The total stock based compensation amount for the quarter ended June 30, 2007 totalled $274,204 (2006 - $225,299) and reflects the granting of 200,000 additional stock options during that period. Of this amount, $112,017 (2006 - $NIL) was capitalized and $162,187 (2006 - $216,190) included in general and administrative expenses.

INTEREST EXPENSE

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Interest expense	**$ 478,455**	$ 352,395	36%	**$ 922,726**	$ 568,585	62%
Per boe	**$2.28**	$1.85	23%	**$2.16**	$1.62	33%

The bank loan balance at June 30, 2007 was $31.00 million, versus $30.00 million at the end of the comparable quarter.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Depletion and depreciation	**$ 5,998,608**	$ 4,179,554	44%	**$ 12,081,814**	$ 7,786,217	55%
Accretion	**71,508**	43,133	66%	**135,024**	79,207	70%
Total	**$ 6,070,116**	$ 4,222,687	44%	**$ 12,216,838**	$ 7,865,424	55%
Per boe	**$28.93**	$22.21	30%	**$28.62**	$22.39	28%

Depletion and depreciation per boe increased 30% for the three months ended June 30, 2007, from the same period in 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $5,998,608 ($28.59 per boe), compared to $21.99 per boe in the second quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $71,508 ($0.34 per boe), compared to $0.22 per boe in the comparable period.

INCOME TAXES

	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Current (recovery)	**-**	(11,374)	**-**	(11,374)
Future expense (recovery)	1,098	(1,303,198)	**(458,858)**	(1,221,679)
Total	$ 1,098	$ (1,314,572)	**$ (458,858)**	$ (1,233,053)

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2007 was $5,057,384 (2006 - $3,350,006), or $0.21 per share basic and diluted (2006 - $0.17 basic and diluted). The increase in funds flow for the quarter reflects a 28% increase in operating netbacks, along with a 10% increase in production volumes from 2006.

Net loss for the second quarter was $970,678 ($0.04 basic and diluted), versus net income of $227,988 ($0.01 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**$9,842,559**	$10,166,075	$10,064,190	$7,681,428	$7,623,900	$7,954,079	$6,993,066	$5,711,873
Net income/(loss)								
Per share - basic and diluted	**(0.04)**	(0.03)	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations								
Per share - basic	**0.21**	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	**0.21**	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	**149,258,330**	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	**31,000,000**	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	-	-

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations reflects the natural gas price commodity cycle during the last two years.

CAPITAL EXPENDITURES

Drilling Activity	**Three months ended June 30, 2007**		**Six months ended June 30, 2007**	
	Gross	**Net**	**Gross**	**Net**
Conventional gas	**1.0**	**1.0**	**6.0**	**5.0**
CBM	**1.0**	**0.2**	**23.0**	**17.1**
Dry and abandoned	**1.0**	**1.0**	**3.0**	**1.7**
Total	**3.0**	**2.2**	**32.0**	**23.8**

During the second quarter of 2007, the Company drilled one (1.0 net) conventional Ellerslie well in central Alberta, one (1.0 net) dry hole at Thunder and one (0.2 net) non-operated Horseshoe Canyon CBM well in central Alberta. In addition, pursuant to a farm-in agreement, Rockyview recompleted a further 3 (3.0 net) wells in its core central Alberta Horseshoe Canyon area and also completed a 100% Glauconitic gas well at Thunder which came on production in early July at approximately 750 mcf per day.

The Company also recompleted 2 (0.8 net) wells as light oil wells in the Peace River Arch that have led to a 5 to 10 well drilling program for the second half of 2007.

As a result of wet conditions in the field during most of the second quarter, pipelining and tie-in projects were delayed.

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Corporate acquisition	$ –	$ –	$ –	$ 67,279,786
Property dispositions	–	(2,031,222)	–	(2,031,222)
Land and lease	**588,297**	1,922,173	**956,425**	2,486,039
Geological and geophysical	**139,276**	14,381	**217,199**	140,769
Drilling and completions	**2,509,202**	5,212,503	**10,409,820**	8,747,401
Equipment and facilities	**2,259,513**	3,337,462	**2,899,075**	8,107,445
Capitalized administrative	**557,455**	434,766	**836,061**	598,218
Office	**32,433**	37,385	**35,204**	53,739
Net capital expenditures	**$ 6,086,176**	$ 8,927,448	**$ 15,353,784**	$ 85,382,175

In the second quarter of 2007, the Company incurred total capital expenditures of $6.09 million (2006 - $8.93 million), focused primarily on the tie-in of Horseshoe Canyon wells drilled during the first quarter of 2007 and the completion and recompletion of conventional gas wells in central Alberta and at Thunder.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and six months ended June 30 was as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Sources:				
Funds from operations	**$ 5,057,384**	$ 3,350,006	**$ 10,139,805**	$ 7,206,445
Issue of common shares, net of costs	–	9,994	–	19,999
Change in cash and cash equivalents	**443,279**	(856,610)	**270,103**	4,885,127
	$ 5,500,663	$ 2,503,390	**$ 10,409,908**	$ 12,111,571
Uses:				
Additions to property, plant & equipment	**$ 5,974,159**	$ 10,958,671	**$ 15,205,905**	$ 20,133,611
Sale of oil and gas properties	–	(2,031,222)	–	(2,031,222)
Corporate acquisition	–	–	–	17,487,278
Change in non-cash working capital	**4,526,504**	3,575,941	**1,204,003**	6,521,904
	10,500,663	12,503,390	**16,409,908**	42,111,571
Increase in bank debt	**$ 5,000,000**	$ 10,000,000	**$ 6,000,000**	$ 30,000,000

During the second quarter, Rockyview's banker increased the Company's bank line to $46.0 million as part of the borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 7, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 2,233,502 stock options with an average exercise price of $4.53 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at June 30, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended June 30, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

Rockyview has a drilling inventory beyond 2007 that still numbers approximately 100 net locations comprising low-risk shallow gas prospects and high impact exploration plays. With successful drilling results and a prudent hedging strategy, Rockyview is well positioned for a rebound in natural gas prices. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	654,128	924,231
Accounts receivable	8,654,124	9,161,648
Other current assets	1,067,921	1,539,265
Derivative asset	119,232	22,995
	10,495,405	11,648,139
Property, plant and equipment (note 4)	138,762,925	135,219,731
	$ 149,258,330	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,776,402	$ 10,959,272
Long-term debt (note 6)	31,000,000	25,000,000
Future income taxes	8,437,591	8,896,449
Asset retirement obligations (note 5)	3,618,216	3,316,274
	51,832,209	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,589,103	1,214,235
Retained earnings (deficit)	(13,227,836)	(11,583,214)
	97,426,121	98,695,875
	$ 149,258,330	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	2007	2006
REVENUE				
Petroleum and natural gas	$ 9,842,559	$ 7,623,900	$ 20,008,634	$ 15,577,979
Realized derivative loss	(85,346)	-	(126,488)	-
Unrealized derivative gain	101,412	-	96,237	-
Royalties expense	(1,439,943)	(1,413,103)	(3,418,124)	(3,278,818)
	8,418,682	6,210,797	16,560,259	12,299,161
EXPENSES				
Operating	2,122,166	1,758,850	4,324,779	3,337,693
General and administrative	717,525	963,449	1,199,396	1,612,821
Interest	478,455	352,395	922,726	568,585
Depletion, depreciation and accretion	6,070,116	4,222,687	12,216,838	7,865,424
	9,388,262	7,297,381	18,663,739	13,384,523
Net loss before income taxes	(969,580)	(1,086,584)	(2,103,480)	(1,085,362)
Current income tax recovery	-	(11,374)	-	(11,374)
Future income tax expense (recovery)	1,098	(1,303,198)	(458,858)	(1,221,679)
Net income (loss) and comprehensive income (loss)	(970,678)	227,988	(1,644,622)	147,691
Retained earnings (deficit), beginning of period	(12,257,158)	2,014,562	(11,583,214)	2,094,859
Retained earnings (deficit), end of period	$ (13,227,836)	$ 2,242,550	$ (13,227,836)	$ 2,242,550
Net income (loss) per share - basic and diluted (note 7)	$(0.04)	$0.01	$(0.07)	$0.01

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Net income (loss)	**$ (970,678)**	$ 227,988	**$(1,644,622)**	$ 147,691
Items not affecting cash				
Depletion, depreciation and accretion	**6,070,116**	4,222,687	**12,216,838**	7,865,424
Stock based compensation expense	**162,187**	225,299	**226,989**	437,779
Future income taxes (recovery)	**1,098**	(1,303,198)	**(458,858)**	(1,221,679)
Unrealized derivative gain	**(101,412)**	–	**(96,237)**	–
Asset retirement expenditures	**(103,927)**	(22,770)	**(104,305)**	(22,770)
Funds flow from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Net change in non-cash working capital items	**(444,206)**	(359,213)	**236,894**	(95,033)
Net cash provided by operating activities	**4,613,178**	2,990,793	**10,376,699**	7,111,412
Cash flow from financing activities				
Issue of shares for cash upon exercise of warrants	**–**	9,994	**–**	19,999
Increase in bank loan	**5,000,000**	10,000,000	**6,000,000**	21,000,000
Net cash provided from financing activities	**5,000,000**	10,009,994	**6,000,000**	21,019,999
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	**–**	–	**–**	(8,487,278)
Sale of oil and gas properties	**–**	2,031,222	**–**	2,031,222
Additions to property, plant and equipment	**(5,974,159)**	(10,958,671)	**(15,205,905)**	(20,133,611)
Changes in non-cash working capital - investing items	**(4,082,298)**	(3,216,728)	**(1,440,897)**	(6,426,871)
Net cash used in investing activities	**(10,056,457)**	(12,144,177)	**(16,646,802)**	(33,016,538)
Change in cash during the period	**(443,279)**	856,610	**(270,103)**	(4,885,127)
Cash and cash equivalents - beginning of period	**1,097,407**	206,789	**924,231**	5,948,526
Cash and cash equivalents - end of period	**$ 654,128**	$ 1,063,399	**$ 654,128**	$ 1,063,399
Supplemental information:				
Interest paid	**$ 62,780**	$ 368,323	**$ 516,322**	$ 585,640
Income taxes	**$ –**	$ 673,799	**$ –**	$ 673,799

see accompanying notes to financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2007 (unaudited)

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than changes in accounting policies in note 3(a). The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

(a) Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(a) Comprehensive Income

Comprehensive income is composed of net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(b) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(c) Financial Instruments

This section establishes standards for the recognition and measurement of financial instruments, which is composed of financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) Transaction costs

Transaction costs relating to all financial instruments will be expensed as incurred.

(d) Hedges

Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized

in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 173,522,863	$ 157,933,059
Furniture and office equipment	346,483	311,279
	173,869,346	158,244,338
Accumulated depletion and depreciation	35,106,421	23,024,607
	$ 138,762,925	$ 135,219,731

During the second quarter, the Company capitalized $593,318 (2006 - $434,766) of general and administrative expenses related to development activities. As at June 30, 2007, the depletion calculation excluded unproved properties of $13.9 million (2006 - $13.4 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended		Six months ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Balance, beginning of period	$ 3,575,398	$ 2,069,882	$ 3,316,274	$ 997,315
Liabilities acquired (sold)	–	(25,923)	–	954,175
Liabilities incurred	75,237	109,524	271,223	165,919
Liabilities settled	(103,927)	(22,770)	(104,305)	(22,770)
Accretion expense	71,508	43,133	135,024	79,207
Balance, end of period	$ 3,618,216	$ 2,173,846	$ 3,618,216	$ 2,173,846

The total undiscounted amount of future cash flows required to settle the obligation at June 30, 2007 is $11,176,000 (2006 - $10,187,000).

6. BANK LOAN

At June 30, 2007, the Company had drawn $31.0 million (2006 - $30.0 million) on its revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

The borrowing base is subject to a semi-annual review by the bank. During the second quarter, the Company's lender increased the credit facility to $46.0 million.

7. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:

	June 30, 2007		December 31, 2006	
	Number	**Amount**	Number	Amount
Balance - beginning of period	**24,364,378**	**108,493,800**	12,049,077	48,797,413
Acquisition of Espoir	**–**	**–**	7,441,499	46,062,879
Issued for cash, net of costs	**–**	**–**	4,870,000	13,611,076
Issued on exercise of warrants	**–**	**–**	3,802	22,432
Balance - end of period	**24,364,378**	**108,493,800**	24,364,378	108,493,800

Warrants:	**Number**	**Amount**	Number	Amount
Balance - beginning of period	**892,272**	**571,054**	896,074	573,487
Exercised	**–**	**–**	(3,802)	(2,433)
Balance - end of period	**892,272**	**571,054**	892,272	571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	June 30, 2007		December 31, 2006	
Stock options:	**Weighted Number of Options**	**Weighted Average Price**	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	**1,874,835**	**$5.34**	907,502	$4.86
Granted	**452,667**	**3.14**	1,057,333	5.80
Cancelled	**(247,000)**	**5.82**	(90,000)	5.98
Balance - end of period	**2,080,502**	**$4.80**	1,874,835	$5.34
Exercisable - end of period	**774,001**	**$5.15**	302,501	$4.86

The following table provides additional information on the stock options outstanding as at June 30, 2007:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.00	252,667	$3.00	4.7	–
3.01 - 4.00	300,000	3.51	4.6	–
4.01 - 5.00	794,169	4.74	3.0	529,446
5.01 - 6.00	583,666	5.97	3.6	194,555
6.01 - 6.30	150,000	6.22	3.6	50,000
3.00 - 6.30	2,080,502	$4.80	3.6	774,001

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Risk free interest rate (%)	**4.17**	4.23	**4.08**	4.14
Expected life (years)	**5.0**	3.0	**5.0**	3.0
Expected volatility (%)	**56.9**	32.2	**55.9**	31.4

The fair value of options granted during the quarter was $1.75 per option to purchase one share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	374,868
Balance - June 30, 2007	**1,589,103**

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Basic	**24,364,378**	19,493,501	**24,364,378**	19,039,843
Warrants	**–**	265,570	**–**	265,570
Diluted	**24,364,378**	19,759,071	**24,364,378**	19,305,413

The calculation of diluted common shares excludes 2,080,502 (2006 – 1,774,835) stock options and 892,272 warrants at June 30, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At June 30, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at June 30, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume	Cdn$/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical Swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical Swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

9. COMPARATIVES

The comparatives on the balance sheet for future income taxes have been reclassified to comply with current accounting standards.

Reader Advisory

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Statements in this news release contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs, transportation costs and realized hedging gains and losses.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.. sedar.com or on Rockyview's website www.rockyviewenergy.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Rockyview Energy Inc.
Steve Cloutier
President & C.E.O.
(403) 538-5000
(403) 538-5050 (FAX)

OR

Rockyview Energy Inc.
Alan MacDonald
Vice President, Finance & C.F.O.
(403) 538-5000
(403) 538-5050 (FAX)
Website: www.rockyviewenergy.com

The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

Exemption
82-34899

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven Cloutier, President and Chief Executive Officer of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

Steven Cloutier
President and Chief Executive Officer
Rockyview Energy Inc.

G:\062118\0001\Financial Statements\2007\Q2\Interim Certificate (CEO).doc

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Alan MacDonald, Chief Financial Officer and Corporate Secretary of Rockyview Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Rockyview Energy Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 8, 2007

Alan MacDonald
Chief Financial Officer and Corporate Secretary
Rockyview Energy Inc.

Exemption
82-34899

RECEIVED
2007 AUG 27 A
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 7, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007 and the December 31, 2006 audited annual financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs and realized hedging gains and losses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Production - boe per day	**2,306**	2,089	**2,358**	1,941
Revenues	**$ 9,842,559**	$ 7,623,900	**$20,008,634**	$ 15,577,979
Net income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Net income (loss) per share - basic and diluted	**(0.04)**	0.01	**(0.07)**	0.01
Funds from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Funds from operations - basic	**0.21**	0.17	**0.42**	0.38
Funds from operations - diluted	**0.21**	0.17	**0.42**	0.37
Operating netback - per boe	**29.93**	23.42	**28.74**	25.51
Capital expenditures	**6,086,176**	10,958,671	**15,353,784**	20,133,611
Bank loan	**31,000,000**	30,000,000	**31,000,000**	30,000,000
Working capital (deficiency)	**1,719,003**	(1,143,209)	**1,719,003**	(1,143,209)

The three months ended June 30, 2007 was a quarter highlighted by lingering wet field conditions that delayed the planned tie-in of shallow gas wells drilled during the first quarter by over a month. By the end of the quarter, only 12 (9.7 net) out of 22 (16.9 net) wells were tied in, at an average rate of 175 mcf per day. The Company exited the quarter at 2,410 boe per day and by the end of July, when all of the wells were tied-in, was producing 2,650 boe/d.

During the second quarter, the Company announced a $5 million increase in its 2007 capital budget to $25 million. The Company expects the rate of shallow gas drilling and completion costs experienced during the first quarter will continue into the third quarter of 2007, when the Company commences the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the second quarter averaged $7.06 per mcf (2006 - $5.89 per mcf), but weakened through the month of July. Rockyview has developed a hedging strategy to mitigate lower natural gas prices and provide a pricing level which supports its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

	Three months ended			Six months ended		
Average daily production volumes	**June 30 2007**	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Natural gas (mcf/d)	**13,169**	11,761	12%	**13,460**	10,896	24%
Light and medium crude oil (bbl/d)	**61**	62	-2%	**61**	60	2%
NGLs (bbl/d)	**50**	67	-25%	**54**	65	-17%
Total (boe/d)	**2,306**	2,089	10%	**2,358**	1,941	21%
Production split						
Natural gas	**95%**	94%		**95%**	94%	
Crude oil and NGLs	**5%**	6%		**5%**	6%	

Production for the second quarter increased 10% to 2,306 boe per day from 2,089 boe per day in the same period in 2006. The increase reflects the excess of production volumes added from the Company's successful drilling program, over and above normal production declines. The full impact of production additions from Rockyview's first quarter 2007 drilling program will be realized during the third quarter.

The Company's production in the second quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

	Three months ended			Six months ended		
Average Benchmark Prices	**June 30 2007**	June 30 2006	% Change	**June 30 2007**	June 30 2006	% Change
Natural gas						
NYMEX ($US/mmbtu)	**7.68**	6.68	15%	**7.44**	7.28	2%
AECO daily spot ($Cdn/mcf)	**7.06**	5.89	20%	**7.17**	6.64	8%
Crude oil						
WTI ($US/bbl)	**64.86**	70.47	-8%	**61.45**	67.14	-8%
Edmonton Par ($Cdn/bbl)	**72.68**	78.96	-8%	**70.17**	74.03	-5%
Exchange rate ($US/$Cdn)	**0.9103**	0.8947	2%	**0.8811**	0.8802	0%
Average Realized Prices						
Natural gas - ($/mcf)	**7.56**	6.29	20%	**7.59**	7.02	8%
Crude oil - ($/bbl)	**63.44**	64.27	-1%	**59.98**	62.43	-4%
NGLs - ($/bbl)	**56.04**	63.05	-11%	**53.47**	59.76	-11%

Natural gas prices decreased towards the end of the second quarter as above average natural gas injections into storage began to build storage levels above the three year average. At June 30, 2007, natural gas storage levels were 3.5% lower than the previous year, but 10.4% higher than the three year average. For the month of July, natural gas prices at AECO averaged $5.42 per mcf, or 77% of the average AECO daily spot price for the second quarter.

The average natural gas price realized during the three months ended June 30, 2007 was 20% higher than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the quarter by approximately $0.29 per mcf.

For the three months ended June 30, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 64.86 per bbl (2006 - $US 70.47) and the $US/$Cdn exchange rate averaged 1.0985 ($Cdn 0.9103).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at June 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At June 30, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007. During the second quarter of 2007, the cost of electricity averaged $49.97/MWh, resulting in a derivative loss during the quarter of $85,346. The unrealized fair value of this contract at June 30, 2007 is $119,232 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Natural gas	**$ 9,058,183**	$ 6,732,961	35%	**$ 18,484,393**	$ 13,854,098	33%
Crude oil	**351,309**	361,439	-3%	**658,934**	676,906	-3%
NGLs	**257,502**	385,118	-33%	**519,688**	704,479	-26%
Royalty and other income	**175,565**	144,382	22%	**345,619**	342,496	1%
Gross oil and gas revenue	**9,842,559**	7,623,900	29%	**20,008,634**	15,577,979	28%
Per boe	**$46.90**	$40.10	17%	**$46.88**	$44.34	6%

Revenues of $9.84 million ($46.90 per boe) for the three months ended June 30, 2007 (the "quarter") were 29% higher than the comparable quarter of $7.62 million ($40.10 per boe) and reflect the combination of a 20% increase in average natural gas price realizations and a 10% increase in production volumes.

ROYALTIES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Crown royalties	**$ 1,067,528**	$ 1,065,414	0%	**$ 2,664,586**	$ 2,555,805	4%
Freehold royalties	**151,166**	108,143	40%	**294,862**	209,199	41%
Overriding royalties	**221,249**	239,546	-8%	**458,676**	513,814	-11%
Total royalties	**$ 1,439,943**	$ 1,413,103	2%	**$ 3,418,124**	$ 3,278,818	4%
% of oil and gas revenue	**14.6%**	18.5%		**17.1%**	21.0%	
Per boe	**$6.86**	$7.43	-8%	**$8.01**	$9.33	-14%

During the quarter ended June 30, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production continuing to be more weighted to lower productivity natural gas wells which have lower royalty rates. In addition, during the quarter, the Company received gas cost allowance credits from Alberta Energy, reflecting its share of gas processing fees associated with crown volumes processed at the Company's new compression facilities in central Alberta. These credits will lower the Company's average royalty rate going forward and the Company expects its royalty rate will average 16.5% for the balance of 2007.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable quarter included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Operating expense	**$ 2,122,166**	$ 1,758,850	21%	**$ 4,324,779**	$ 3,337,693	30%
Per boe	**$10.11**	$9.25	9%	**$10.13**	$9.50	7%

Operating expenses totalled $2,122,166 for the second quarter, or $10.11 per boe, a 9% increase from the comparable quarter in 2006 and unchanged from the previous quarter. At the beginning of 2007, Rockyview implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, have resulted in an 8% reduction in operating costs from the fourth quarter of 2006. The Company does expect to experience an increase in the cost to power its compression facilities during the second half of the year, as historically, power costs are traditionally higher during this period. To mitigate this volatility, the Company has fixed 1.5MW at $76.00/MWh for calendar 2007. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Revenues	**$46.90**	$40.10	17%	**$46.88**	$44.34	6%
Royalties	**(6.86)**	(7.43)	-8%	**(8.01)**	(9.33)	-14%
Operating expense	**(10.11)**	(9.25)	9%	**(10.13)**	(9.50)	7%
Operating netback	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

The operating netback for the three months ended June 30, 2007 was $29.93, 28% higher than the comparable quarter. The higher netback primarily reflects the 20% increase in natural gas prices and the 8% reduction in royalty expense from the first quarter of 2006.

The operating netback by product is as follows:

	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Conventional natural gas ($/mcf)						
Revenues	**$7.67**	$6.34	21%	**$7.70**	$7.94	-3%
Royalties	**(1.41)**	(1.25)	13%	**(1.55)**	(1.61)	-3%
Operating expense	**(1.98)**	(1.76)	13%	**(1.91)**	(1.76)	8%
Operating netback	**$4.28**	$3.33	29%	**$4.24**	$4.57	-7%
Coalbed methane gas ($/mcf)						
Revenues	**$7.37**	$6.07	21%	**$7.38**	$7.42	-1%
Royalties	**(0.59)**	(0.83)	-29%	**(0.88)**	(0.99)	-11%
Operating expense	**(1.12)**	(0.65)	72%	**(1.24)**	(0.76)	63%
Operating netback	**$5.66**	$4.59	23%	**$5.26**	$5.67	-7%
Light and medium crude oil ($/bbl)						
Revenues	**$63.44**	$64.27	-1%	**$59.98**	$62.43	-4%
Royalties	**(9.56)**	(4.46)	114%	**(7.19)**	(4.67)	54%
Operating expense	**(26.14)**	(16.85)	55%	**(24.38)**	(13.04)	87%
Operating netback	**$27.74**	$42.96	-35%	**$28.41**	$44.72	-36%
Natural gas liquids ($/bbl)						
Revenues	**$56.04**	$63.05	-11%	**$53.47**	$59.76	-11%
Royalties	**(16.81)**	(22.53)	-25%	**(15.43)**	(20.55)	-25%
Operating expense	**–**	–	0%	**–**	–	0%
Operating netback	**$39.23**	$40.52	-3%	**$38.04**	$39.21	-3%
Royalty income ($/boe)	**$0.84**	$0.76	11%	**$0.81**	$0.98	-17%
Total ($/boe)	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
General and administrative - gross	**$ 1,638,339**	$ 1,769,065	-7%	**$ 2,805,606**	$ 2,905,544	-3%
Capital and operating recoveries	**(363,359)**	(370,850)	-2%	**(770,150)**	(694,505)	11%
Capitalized	**(557,455)**	(434,766)	28%	**(836,060)**	(598,218)	40%
General and administrative - net	**$ 717,525**	$ 963,449	-26%	**$ 1,199,396**	$ 1,612,821	-26%
Per boe	**$3.42**	$5.07	-33%	**$2.81**	$4.59	-39%

Gross general and administrative expenses for the three months ended June 30, 2007 totalled $1,638,339, 7% lower than the comparable quarter, and includes $305,000 (2006 - $525,000) in cash bonuses to employees. The Company capitalized $557,455 (2006 - $434,766) of general and administrative costs associated with its exploration and development program, including $112,017 (2006 - $Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized reflects an increasing focus on new conventional exploration and development projects. The market for skilled technical staff continues to be tight and labour compensation costs in the industry as a whole, continue to escalate. As a result, the Company expects its general and administrative costs to trend higher.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the statement of operations, over the vesting period of the options.

The total stock based compensation amount for the quarter ended June 30, 2007 totalled $274,204 (2006 - $225,299) and reflects the granting of 200,000 additional stock options during that period. Of this amount, $112,017 (2006 - $NIL) was capitalized and $162,187 (2006 - $216,190) included in general and administrative expenses.

INTEREST EXPENSE

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Interest expense	**$ 478,455**	$ 352,395	36%	**$ 922,726**	$ 568,585	62%
Per boe	**$2.28**	$1.85	23%	**$2.16**	$1.62	33%

The bank loan balance at June 30, 2007 was $31.00 million, versus $30.00 million at the end of the comparable quarter.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Depletion and depreciation	**$ 5,998,608**	$ 4,179,554	44%	**$ 12,081,814**	$ 7,786,217	55%
Accretion	**71,508**	43,133	66%	**135,024**	79,207	70%
Total	**$ 6,070,116**	$ 4,222,687	44%	**$ 12,216,838**	$ 7,865,424	55%
Per boe	**$28.93**	$22.21	30%	**$28.62**	$22.39	28%

Depletion and depreciation per boe increased 30% for the three months ended June 30, 2007, from the same period in 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $5,998,608 ($28.59 per boe), compared to $21.99 per boe in the second quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $71,508 ($0.34 per boe), compared to $0.22 per boe in the comparable period.

INCOME TAXES

	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Current (recovery)	**–**	(11,374)	**–**	(11,374)
Future expense (recovery)	**1,098**	(1,303,198)	**(458,858)**	(1,221,679)
Total	**$ 1,098**	$ (1,314,572)	**$ (458,858)**	$ (1,233,053)

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2007 was $5,057,384 (2006 - $3,350,006), or $0.21 per share basic and diluted (2006 - $0.17 basic and diluted). The increase in funds flow for the quarter reflects a 28% increase in operating netbacks, along with a 10% increase in production volumes from 2006.

Net loss for the second quarter was $970,678 ($0.04 basic and diluted), versus net income of $227,988 ($0.01 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**$9,842,559**	$10,166,075	$10,064,190	$7,681,428	$7,623,900	$7,954,079	$6,993,066	$5,711,873
Net income/(loss)								
Per share - basic and diluted	**(0.04)**	(0.03)	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations								
Per share - basic	**0.21**	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	**0.21**	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	**149,258,330**	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	**31,000,000**	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations reflects the natural gas price commodity cycle during the last two years.

CAPITAL EXPENDITURES

Drilling Activity	Three months ended June 30, 2007		Six months ended June 30, 2007	
	Gross	**Net**	**Gross**	**Net**
Conventional gas	**1.0**	**1.0**	**6.0**	**5.0**
CBM	**1.0**	**0.2**	**23.0**	**17.1**
Dry and abandoned	**1.0**	**1.0**	**3.0**	**1.7**
Total	**3.0**	**2.2**	**32.0**	**23.8**

During the second quarter of 2007, the Company drilled one (1.0 net) conventional Ellerslie well in central Alberta, one (1.0 net) dry hole at Thunder and one (0.2 net) non-operated Horseshoe Canyon CBM well in central Alberta. In addition, pursuant to a farm-in agreement, Rockyview recompleted a further 3 (3.0 net) wells in its core central Alberta Horseshoe Canyon area and also completed a 100% Glauconitic gas well at Thunder which came on production in early July at approximately 750 mcf per day.

The Company also recompleted 2 (0.8 net) wells as light oil wells in the Peace River Arch that have led to a 5 to 10 well drilling program for the second half of 2007.

As a result of wet conditions in the field during most of the second quarter, pipelining and tie-in projects were delayed.

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Corporate acquisition	**$ -**	$ –	$ –	$ 67,279,786
Property dispositions	**-**	(2,031,222)	**-**	(2,031,222)
Land and lease	**588,297**	1,922,173	**956,425**	2,486,039
Geological and geophysical	**139,276**	14,381	**217,199**	140,769
Drilling and completions	**2,509,202**	5,212,503	**10,409,820**	8,747,401
Equipment and facilities	**2,259,513**	3,337,462	**2,899,075**	8,107,445
Capitalized administrative	**557,455**	434,766	**836,061**	598,218
Office	**32,433**	37,385	**35,204**	53,739
Net capital expenditures	**$ 6,086,176**	$ 8,927,448	**$ 15,353,784**	$ 85,382,175

In the second quarter of 2007, the Company incurred total capital expenditures of $6.09 million (2006 - $8.93 million), focused primarily on the tie-in of Horseshoe Canyon wells drilled during the first quarter of 2007 and the completion and recompletion of conventional gas wells in central Alberta and at Thunder.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and six months ended June 30 was as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Sources:				
Funds from operations	**$ 5,057,384**	$ 3,350,006	**$ 10,139,805**	$ 7,206,445
Issue of common shares, net of costs	**-**	9,994	**-**	19,999
Change in cash and cash equivalents	**443,279**	(856,610)	**270,103**	4,885,127
	$ 5,500,663	$ 2,503,390	**$ 10,409,908**	$ 12,111,571
Uses:				
Additions to property, plant & equipment	**$ 5,974,159**	$ 10,958,671	**$ 15,205,905**	$ 20,133,611
Sale of oil and gas properties	**–**	(2,031,222)	**-**	(2,031,222)
Corporate acquisition	**–**	–	**-**	17,487,278
Change in non-cash working capital	**4,526,504**	3,575,941	**1,204,003**	6,521,904
	10,500,663	12,503,390	**16,409,908**	42,111,571
Increase in bank debt	**$ 5,000,000**	$ 10,000,000	**$ 6,000,000**	$ 30,000,000

During the second quarter, Rockyview's banker increased the Company's bank line to $46.0 million as part of the borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 7, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 2,233,502 stock options with an average exercise price of $4.53 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at June 30, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended June 30, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

Rockyview has a drilling inventory beyond 2007 that still numbers approximately 100 net locations comprising low-risk shallow gas prospects and high impact exploration plays. With successful drilling results and a prudent hedging strategy, Rockyview is well positioned for a rebound in natural gas prices. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

Exemption
82-34899

Rockyview Energy


Q2 2007

TSX: RVE

For the six months ended June 30, 2007

PRESIDENT'S MESSAGE

Rockyview Energy Inc. ("Rockyview" or the "Company") is pleased to present its operating and financial results for the three and six months ended June 30, 2007.

HIGHLIGHTS

The second quarter was highlighted by a 25% increase in the capital expenditure budget as a result of successful drilling results, new opportunities identified by the Company and a strong risk management program that enabled Rockyview to lock-in favourable gas prices over the next several quarters. This was tempered however by extended wet lease conditions that restricted access throughout most of the quarter.

Capital expenditures during the second quarter amounted to $6.09 million, comprising $3.07 million on drilling and completions, $2.29 million on pipelining and tie-ins and $0.73 million on land and seismic. The main focus during the quarter was the pipelining and tie-in of the successful Horseshoe Canyon shallow gas drilling program undertaken by Rockyview during the first quarter of 2007. At June 30, 2007, the Company had tied-in 12 (9.7 net) out of 22 (16.9 net) Horseshoe Canyon CBM wells, at an average daily rate of 175 mcf per well. The tie-in program was completed in late July, with total Company production at that time averaging 2,650 boe per day.

In addition to the tie-in of the shallow gas wells, second quarter activity included the following:

Central Alberta

- Drilled and completed 1 (0.2 net) Horseshoe Canyon CBM gas well.
- Recompleted 3 (3.0 net) Horseshoe Canyon CBM gas wells.
- Drilled 1 (1.0 net) Ellerslie natural gas well.

Western Alberta

- Completed 1 (1.0 net) Glauconitic gas well.
- Drilled and abandoned 1 (1.0 net) well.

Peace River Arch

- Recompleted 2 (0.8 net) standing wells as oil wells.

The recompletion of these two wells in the Peace River Arch has resulted in what the Company believes to be a significant light oil discovery. At the end of July, the Company had drilled another 2 (0.8 net) wells of what will be a 5 to 10 well program, with working interests ranging from 30% to 50%. The wells are capable of producing 50 to 100 bbls per day of 36° API light sweet crude oil. Due to competitive conditions in the area, further details regarding this discovery cannot be conveyed at this time.

Total capital expenditures on drilling, completions, tie-ins and facilities during 2007 are still forecasted to be approximately $25 million. To accommodate the development of the Peace River Arch light oil pool, Rockyview has deferred several other projects to 2008. At this juncture, there is no change to previous production guidance.

For the remainder of 2007, the Company has approximately 38% of its natural gas production hedged at an average price of $7.87 per mcf. While Rockyview believes that the long-term prospects for natural gas is positive and is committed to drilling its identified locations and adding to its prospect inventory, the development of the Peace River Arch light oil play will improve the Company's operating netback.

Funding for the capital program will come from cash flow and debt. In that regard, the Company's credit facility has been increased to $46 million. Under appropriate circumstances, equity may also be considered.

Rockyview's drilling inventory beyond 2007 still numbers approximately 100 net locations comprising low-risk shallow gas prospects and high impact exploration plays. The Company plans to continue allocating an increasing amount of human and financial resources to expand its exploration initiatives.

"signed"
Steve Cloutier
President & Chief Executive Officer

FINANCIAL REVIEW & OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
FINANCIAL ($)				
Revenue before royalties	**9,842,559**	7,623,900	**20,008,634**	15,577,979
Net income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Per share - basic	**(0.04)**	0.01	**(0.07)**	0.01
Per share - diluted	**(0.04)**	0.01	**(0.07)**	0.01
Funds flow from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Per share - basic	**0.21**	0.17	**0.42**	0.38
Per share - diluted	**0.21**	0.17	**0.42**	0.37
Total assets	**149,258,330**	151,891,240	**149,258,330**	151,891,240
Working capital (deficiency)	**1,719,003**	(1,143,209)	**1,719,003**	(1,143,209)
Bank loan	**31,000,000**	30,000,000	**31,000,000**	30,000,000
Capital asset acquisitions, net of dispositions	**–**	(2,031,222)	**–**	65,248,564
Capital expenditures	**6,086,176**	10,958,671	**15,353,784**	20,133,611
Market				
Shares outstanding				
End of period	**24,364,378**	19,494,378	**24,364,378**	19,494,378
Weighted average - basic	**24,364,378**	19,493,501	**24,364,378**	19,039,843
Weighted average - diluted	**24,364,378**	19,759,071	**24,364,378**	19,305,413
OPERATIONS				
Average daily production				
Natural gas (mcf/d)	**13,169**	11,761	**13,460**	10,896
Light and medium oil (bbl/d)	**61**	62	**61**	60
NGLs (bbl/d)	**50**	67	**54**	65
Total (boe/d)	**2,306**	2,089	**2,358**	1,941
Average wellhead prices				
Natural gas ($/mcf)	**7.56**	6.29	**7.59**	7.02
Light and medium oil ($/bbl)	**63.44**	64.27	**59.98**	62.43
NGLs ($/bbl)	**56.04**	63.05	**53.47**	59.76
Average ($/boe)	**46.06**	39.34	**46.07**	43.37
Operating netback ($/boe)	**29.93**	23.42	**28.74**	25.51

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management, discussion and analysis ("MD&A") for Rockyview Energy Inc. ("Rockyview" or the "Company") was prepared as of August 7, 2007 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2007, and the December 31, 2006 audited annual financial statements and related note disclosures. The December 31, 2006 audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Non-GAAP Measurements - *The terms "funds flow from operations", "funds flow", and "funds flow per share" and "operating netbacks" are not recognized measures under GAAP. Management believes that in addition to net earnings or income, funds flow is a useful supplemental measure as it provides an indication of the results generated by Rockyview's principal business activities before the consideration of how these activities are financed or how the results are taxed. Investors are cautioned, however, that this measure should not be construed as an alternative to net earnings or income determined in accordance with GAAP as an indication of Rockyview's performance. Rockyview's method of calculating funds flow may differ from other companies, especially those in other industries and accordingly may not be comparable to measures used by other companies. Rockyview calculates funds flow from operations as cash from operating activities before the change in non-cash working capital related to operating activities. Rockyview also uses operating netback as an indicator of operating performance. Operating netback is calculated on a per boe basis taking the sales price and deducting royalties, operating costs and realized hedging gains and losses.*

BOE Presentation – *The term "barrels of oil equivalent" ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in the report are derived by converting gas to oil in the ratio of 6 thousand cubic feet of gas to one barrel of oil.*

Forward-Looking Statements – *Statements in this MD&A contain forward-looking information including expectations of future production, expectations of future expenditures and capital costs, procurement of drilling permits, plans for and results of exploration, development and drilling activities and other operational developments and components of funds flow and earnings. Readers are cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices, and exchange rate changes. Industry related risks include, but are not limited to; operational risks in exploration, development and production of oil and gas and production risks associated with sour hydrocarbons, dependence on third party owned and operated production facilities, availability of skilled personnel and services, failure to obtain industry partner, regulatory and other third party consents and approvals, delays or changes in plans, risks associated with the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of reserves, production, costs and expenses. The risks outlined above should not be construed as exhaustive. Readers are cautioned not to place undue reliance on this forward-looking information. The Company undertakes no obligation to update or revise any forward-looking statements except as required by applicable securities laws.*

Readers are further cautioned that the preparation of financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

OVERVIEW

Rockyview is an oil and gas exploration and development company, 95% weighted to natural gas production. The Company's primary operating areas include the Wood River and Bittern Lake areas of central Alberta, the Thunder area of western Alberta and the Gordondale and Spirit River areas in the Peace River Arch, all in Alberta.

Summary	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Production - boe per day	**2,306**	2,089	**2,358**	1,941
Revenues	**$ 9,842,559**	$ 7,623,900	**$20,008,634**	$ 15,577,979
Net income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Net income (loss) per share - basic and diluted	**(0.04)**	0.01	**(0.07)**	0.01
Funds from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Funds from operations - basic	**0.21**	0.17	**0.42**	0.38
Funds from operations - diluted	**0.21**	0.17	**0.42**	0.37
Operating netback - per boe	**29.93**	23.42	**28.74**	25.51
Capital expenditures	**6,086,176**	10,958,671	**15,353,784**	20,133,611
Bank loan	**31,000,000**	30,000,000	**31,000,000**	30,000,000
Working capital (deficiency)	**1,719,003**	(1,143,209)	**1,719,003**	(1,143,209)

The three months ended June 30, 2007 was a quarter highlighted by lingering wet field conditions that delayed the planned tie-in of shallow gas wells drilled during the first quarter by over a month. By the end of the quarter, only 12 (9.7 net) out of 22 (16.9 net) wells were tied in, at an average rate of 175 mcf per day. The Company exited the quarter at 2,410 boe per day and by the end of July, when all of the wells were tied-in, was producing 2,650 boe/d.

During the second quarter, the Company announced a $5 million increase in its 2007 capital budget to $25 million. The Company expects the rate of shallow gas drilling and completion costs experienced during the first quarter will continue into the third quarter of 2007, when the Company commences the next phase of its planned Horseshoe Canyon development program.

Natural gas prices at AECO during the second quarter averaged $7.06 per mcf (2006 - $5.89 per mcf), but weakened through the month of July. Rockyview has developed a hedging strategy to mitigate lower natural gas prices and provide a pricing level which supports its 2007 capital expenditure program. For calendar 2007, Rockyview has hedged approximately 4,800 mcf per day at a weighted average price of $7.80 per mcf.

PRODUCTION

	Three months ended			Six months ended		
Average daily production volumes	**June 30 2007**	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Natural gas (mcf/d)	**13,169**	11,761	12%	**13,460**	10,896	24%
Light and medium crude oil (bbl/d)	**61**	62	-2%	**61**	60	2%
NGLs (bbl/d)	**50**	67	-25%	**54**	65	-17%
Total (boe/d)	**2,306**	2,089	10%	**2,358**	1,941	21%
Production split						
Natural gas	**95%**	94%		**95%**	94%	
Crude oil and NGLs	**5%**	6%		**5%**	6%	

Production for the second quarter increased 10% to 2,306 boe per day from 2,089 boe per day in the same period in 2006. The increase reflects the excess of production volumes added from the Company's successful drilling program, over and above normal production declines. The full impact of production additions from Rockyview's first quarter 2007 drilling program will be realized during the third quarter.

The Company's production in the second quarter was weighted 5% crude oil and NGLs and 95% natural gas.

COMMODITY PRICES

	Three months ended			Six months ended		
Average Benchmark Prices	**June 30 2007**	June 30 2006	% Change	**June 30 2007**	June 30 2006	% Change
Natural gas						
NYMEX ($US/mmbtu)	**7.68**	6.68	15%	**7.44**	7.28	2%
AECO daily spot ($Cdn/mcf)	**7.06**	5.89	20%	**7.17**	6.64	8%
Crude oil						
WTI ($US/bbl)	**64.86**	70.47	-8%	**61.45**	67.14	-8%
Edmonton Par ($Cdn/bbl)	**72.68**	78.96	-8%	**70.17**	74.03	-5%
Exchange rate ($US/$Cdn)	**0.9103**	0.8947	2%	**0.8811**	0.8802	0%
Average Realized Prices						
Natural gas - ($/mcf)	**7.56**	6.29	20%	**7.59**	7.02	8%
Crude oil - ($/bbl)	**63.44**	64.27	-1%	**59.98**	62.43	-4%
NGLs - ($/bbl)	**56.04**	63.05	-11%	**53.47**	59.76	-11%

Natural gas prices decreased towards the end of the second quarter as above average natural gas injections into storage began to build storage levels above the three year average. At June 30, 2007, natural gas storage levels were 3.5% lower than the previous year, but 10.4% higher than the three year average. For the month of July, natural gas prices at AECO averaged $5.42 per mcf, or 77% of the average AECO daily spot price for the second quarter.

The average natural gas price realized during the three months ended June 30, 2007 was 20% higher than the comparative quarter in 2006. The Company expects natural gas prices to remain volatile during 2007. To mitigate this expected volatility, the Company actively pursued a hedging strategy through the winter, locking in natural gas prices on approximately 37% of projected natural gas production volumes for 2007, at a weighted average price of $7.80 per mcf. The risk management program increased the average natural gas price received during the quarter by approximately $0.29 per mcf.

For the three months ended June 30, 2007, the West Texas Intermediate ("WTI") oil reference price averaged $US 64.86 per bbl (2006 - $US 70.47) and the $US/$Cdn exchange rate averaged 1.0985 ($Cdn 0.9103).

RISK MANAGEMENT ACTIVITIES

Rockyview has entered into physical natural gas commodity contracts as part of its risk management program to manage commodity price fluctuations designed to ensure sufficient cash is generated to fund its capital program. The contract price on physical contracts will be recognized in earnings in the same period as the production revenue.

The following contracts were in place at June 30, 2007:

Time period	Commodity	Type of Contract	Daily Quantity Contracted (GJ)	Canadian Price ($Cdn/GJ)
January 2007 - December 2007	Natural gas	Physical swap	1,000	$7.50
February - December 2007	Natural gas	Physical swap	500	$6.65
February - December 2007	Natural gas	Physical swap	500	$6.80
February - December 2007	Natural gas	Physical swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical collar	500	$7.50 - $11.20

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At June 30, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007. During the second quarter of 2007, the cost of electricity averaged $49.97/MWh, resulting in a derivative loss during the quarter of $85,346. The unrealized fair value of this contract at June 30, 2007 is $119,232 and is classified as a current asset.

PETROLEUM AND NATURAL GAS SALES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Natural gas	**$ 9,058,183**	$ 6,732,961	35%	**$ 18,484,393**	$ 13,854,098	33%
Crude oil	**351,309**	361,439	-3%	**658,934**	676,906	-3%
NGLs	**257,502**	385,118	-33%	**519,688**	704,479	-26%
Royalty and other income	**175,565**	144,382	22%	**345,619**	342,496	1%
Gross oil and gas revenue	**9,842,559**	7,623,900	29%	**20,008,634**	15,577,979	28%
Per boe	**$46.90**	$40.10	17%	**$46.88**	$44.34	6%

Revenues of $9.84 million ($46.90 per boe) for the three months ended June 30, 2007 (the "quarter") were 29% higher than the comparable quarter of $7.62 million ($40.10 per boe) and reflect the combination of a 20% increase in average natural gas price realizations and a 10% increase in production volumes.

ROYALTIES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Crown royalties	**$ 1,067,528**	$ 1,065,414	0%	**$ 2,664,586**	$ 2,555,805	4%
Freehold royalties	**151,166**	108,143	40%	**294,862**	209,199	41%
Overriding royalties	**221,249**	239,546	-8%	**458,676**	513,814	-11%
Total royalties	**$ 1,439,943**	$ 1,413,103	2%	**$ 3,418,124**	$ 3,278,818	4%
% of oil and gas revenue	**14.6%**	18.5%		**17.1%**	21.0%	
Per boe	**$6.86**	$7.43	-8%	**$8.01**	$9.33	-14%

During the quarter ended June 30, 2007, royalties as a percentage of revenues decreased from the comparative period, due to the Company's production continuing to be more weighted to lower productivity natural gas wells which have lower royalty rates. In addition, during the quarter, the Company received gas cost allowance credits from Alberta Energy, reflecting its share of gas processing fees associated with crown volumes processed at the Company's new compression facilities in central Alberta. These credits will lower the Company's average royalty rate going forward and the Company expects its royalty rate will average 16.5% for the balance of 2007.

Effective January 1, 2007, the Alberta Government cancelled the Alberta Royalty Tax Credit ("ARTC") program. Crown royalties for the comparable quarter included a credit for $125,000 of ARTC.

OPERATING EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Operating expense	**$ 2,122,166**	$ 1,758,850	21%	**$ 4,324,779**	$ 3,337,693	30%
Per boe	**$10.11**	$9.25	9%	**$10.13**	$9.50	7%

Operating expenses totalled $2,122,166 for the second quarter, or $10.11 per boe, a 9% increase from the comparable quarter in 2006 and unchanged from the previous quarter. At the beginning of 2007, Rockyview implemented initiatives to reverse the increasing trend in operating expenses experienced during 2006. These initiatives, coupled with moderating costs in the service sector, have resulted in an 8% reduction in operating costs from the fourth quarter of 2006. The Company does expect to experience an increase in the cost to power its compression facilities during the second half of the year, as historically, power costs are traditionally higher during this period. To mitigate this volatility, the Company has fixed 1.5MW at $76.00/MWh for calendar 2007. The Company will continue to target initiatives that will reduce operating costs by 5% to 10% per annum on a boe basis.

OPERATING NETBACK

($ per boe)	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Revenues	**$46.90**	$40.10	17%	**$46.88**	$44.34	6%
Royalties	**(6.86)**	(7.43)	-8%	**(8.01)**	(9.33)	-14%
Operating expense	**(10.11)**	(9.25)	9%	**(10.13)**	(9.50)	7%
Operating netback	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

The operating netback for the three months ended June 30, 2007 was $29.93, 28% higher than the comparable quarter. The higher netback primarily reflects the 20% increase in natural gas prices and the 8% reduction in royalty expense from the first quarter of 2006.

The operating netback by product is as follows:

	Three months ended June 30 2007	June 30 2006	Change %	Six months ended June 30 2007	June 30 2006	Change %
Conventional natural gas ($/mcf)						
Revenues	**$7.67**	$6.34	21%	**$7.70**	$7.94	-3%
Royalties	**(1.41)**	(1.25)	13%	**(1.55)**	(1.61)	-3%
Operating expense	**(1.98)**	(1.76)	13%	**(1.91)**	(1.76)	8%
Operating netback	**$4.28**	$3.33	29%	**$4.24**	$4.57	-7%
Coalbed methane gas ($/mcf)						
Revenues	**$7.37**	$6.07	21%	**$7.38**	$7.42	-1%
Royalties	**(0.59)**	(0.83)	-29%	**(0.88)**	(0.99)	-11%
Operating expense	**(1.12)**	(0.65)	72%	**(1.24)**	(0.76)	63%
Operating netback	**$5.66**	$4.59	23%	**$5.26**	$5.67	-7%
Light and medium crude oil ($/bbl)						
Revenues	**$63.44**	$64.27	-1%	**$59.98**	$62.43	-4%
Royalties	**(9.56)**	(4.46)	114%	**(7.19)**	(4.67)	54%
Operating expense	**(26.14)**	(16.85)	55%	**(24.38)**	(13.04)	87%
Operating netback	**$27.74**	$42.96	-35%	**$28.41**	$44.72	-36%
Natural gas liquids ($/bbl)						
Revenues	**$56.04**	$63.05	-11%	**$53.47**	$59.76	-11%
Royalties	**(16.81)**	(22.53)	-25%	**(15.43)**	(20.55)	-25%
Operating expense	**–**	–	0%	**–**	–	0%
Operating netback	**$39.23**	$40.52	-3%	**$38.04**	$39.21	-3%
Royalty income ($/boe)	**$0.84**	$0.76	11%	**$0.81**	$0.98	-17%
Total ($/boe)	**$29.93**	$23.42	28%	**$28.74**	$25.51	13%

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
General and administrative - gross	**$ 1,638,339**	$ 1,769,065	-7%	**$ 2,805,606**	$ 2,905,544	-3%
Capital and operating recoveries	**(363,359)**	(370,850)	-2%	**(770,150)**	(694,505)	11%
Capitalized	**(557,455)**	(434,766)	28%	**(836,060)**	(598,218)	40%
General and administrative - net	**$ 717,525**	$ 963,449	-26%	**$ 1,199,396**	$ 1,612,821	-26%
Per boe	**$3.42**	$5.07	-33%	**$2.81**	$4.59	-39%

Gross general and administrative expenses for the three months ended June 30, 2007 totalled $1,638,339, 7% lower than the comparable quarter, and includes $305,000 (2006 - $525,000) in cash bonuses to employees. The Company capitalized $557,455 (2006 - $434,766) of general and administrative costs associated with its exploration and development program, including $112,017 (2006 - $Nil) relating to stock based compensation. The increased portion of general and administrative costs capitalized reflects an increasing focus on new conventional exploration and development projects. The market for skilled technical staff continues to be tight and labour compensation costs in the industry as a whole, continue to escalate. As a result, the Company expects its general and administrative costs to trend higher.

STOCK BASED COMPENSATION

The Company accounts for stock based compensation using the fair value method for stock options. Under the fair value method, the Black-Scholes option pricing model was used to calculate the quarterly expense that is included in general and administrative costs in the statement of operations, over the vesting period of the options.

The total stock based compensation amount for the quarter ended June 30, 2007 totalled $274,204 (2006 - $225,299) and reflects the granting of 200,000 additional stock options during that period. Of this amount, $112,017 (2006 - $NIL) was capitalized and $162,187 (2006 - $216,190) included in general and administrative expenses.

INTEREST EXPENSE

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Interest expense	**$ 478,455**	$ 352,395	36%	**$ 922,726**	$ 568,585	62%
Per boe	**$2.28**	$1.85	23%	**$2.16**	$1.62	33%

The bank loan balance at June 30, 2007 was $31.00 million, versus $30.00 million at the end of the comparable quarter.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Six months ended		
	June 30 2007	June 30 2006	Change %	**June 30 2007**	June 30 2006	Change %
Depletion and depreciation	**$ 5,998,608**	$ 4,179,554	44%	**$ 12,081,814**	$ 7,786,217	55%
Accretion	**71,508**	43,133	66%	**135,024**	79,207	70%
Total	**$ 6,070,116**	$ 4,222,687	44%	**$ 12,216,838**	$ 7,865,424	55%
Per boe	**$28.93**	$22.21	30%	**$28.62**	$22.39	28%

Depletion and depreciation per boe increased 30% for the three months ended June 30, 2007, from the same period in 2006. The increase is attributable to the higher cost associated with proved reserve additions, primarily through the acquisition of Espoir in 2006.

Depletion and depreciation for the quarter amounted to $5,998,608 ($28.59 per boe), compared to $21.99 per boe in the second quarter of 2006. The accretion of the asset retirement obligation for the quarter totalled $71,508 ($0.34 per boe), compared to $0.22 per boe in the comparable period.

INCOME TAXES

	Three months ended		Six months ended	
	June 30 2007	June 30 2006	**June 30 2007**	June 30 2006
Current (recovery)	–	(11,374)	–	(11,374)
Future expense (recovery)	1,098	(1,303,198)	**(458,858)**	(1,221,679)
Total	$ 1,098	$ (1,314,572)	$ **(458,858)**	$ (1,233,053)

The future income tax liability of $8.44 million reflects the difference between the book value and the tax value of the Company's assets.

FUNDS FLOW AND NET INCOME

Funds flow for the quarter ended June 30, 2007 was $5,057,384 (2006 - $3,350,006), or $0.21 per share basic and diluted (2006 - $0.17 basic and diluted). The increase in funds flow for the quarter reflects a 28% increase in operating netbacks, along with a 10% increase in production volumes from 2006.

Net loss for the second quarter was $970,678 ($0.04 basic and diluted), versus net income of $227,988 ($0.01 basic and diluted) for the comparative period in 2006, reflecting higher depletion and depreciation expense per boe.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Company's performance since inception on a quarterly basis:

	2007		2006				2005	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	**$9,842,559**	$10,166,075	$10,064,190	$7,681,428	$7,623,900	$7,954,079	$6,993,066	$5,711,873
Net income/(loss)								
Per share - basic and diluted	**(0.04)**	(0.03)	(0.70)	(0.06)	0.01	(0.01)	0.11	0.06
Funds flow from operations								
Per share - basic	**0.21**	0.21	0.24	0.18	0.17	0.21	0.33	0.27
Per share - diluted	**0.21**	0.21	0.24	0.18	0.17	0.20	0.33	0.27
Total assets	**149,258,330**	151,060,967	146,867,870	160,881,471	151,891,240	145,343,833	63,243,557	55,550,814
Bank loan	**31,000,000**	26,000,000	25,000,000	37,000,000	30,000,000	20,000,000	–	–

Revenues increased commensurate with production volumes and a strong commodity price environment, until the decline in natural gas prices during the first quarter of 2006. The increase in revenues in the first quarter of 2006 was due to the production volumes added from the Espoir acquisition and in the fourth quarter of 2006, incremental production volumes from the installation of new compression facilities. Funds flow from operations reflects the natural gas price commodity cycle during the last two years.

CAPITAL EXPENDITURES

Drilling Activity	**Three months ended June 30, 2007**		**Six months ended June 30, 2007**	
	Gross	**Net**	**Gross**	**Net**
Conventional gas	**1.0**	**1.0**	**6.0**	**5.0**
CBM	**1.0**	**0.2**	**23.0**	**17.1**
Dry and abandoned	**1.0**	**1.0**	**3.0**	**1.7**
Total	**3.0**	**2.2**	**32.0**	**23.8**

During the second quarter of 2007, the Company drilled one (1.0 net) conventional Ellerslie well in central Alberta, one (1.0 net) dry hole at Thunder and one (0.2 net) non-operated Horseshoe Canyon CBM well in central Alberta. In addition, pursuant to a farm-in agreement, Rockyview recompleted a further 3 (3.0 net) wells in its core central Alberta Horseshoe Canyon area and also completed a 100% Glauconitic gas well at Thunder which came on production in early July at approximately 750 mcf per day.

The Company also recompleted 2 (0.8 net) wells as light oil wells in the Peace River Arch that have led to a 5 to 10 well drilling program for the second half of 2007.

As a result of wet conditions in the field during most of the second quarter, pipelining and tie-in projects were delayed.

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Corporate acquisition	**$ –**	$ –	**$ –**	$ 67,279,786
Property dispositions	**–**	(2,031,222)	**–**	(2,031,222)
Land and lease	**588,297**	1,922,173	**956,425**	2,486,039
Geological and geophysical	**139,276**	14,381	**217,199**	140,769
Drilling and completions	**2,509,202**	5,212,503	**10,409,820**	8,747,401
Equipment and facilities	**2,259,513**	3,337,462	**2,899,075**	8,107,445
Capitalized administrative	**557,455**	434,766	**836,061**	598,218
Office	**32,433**	37,385	**35,204**	53,739
Net capital expenditures	**$ 6,086,176**	$ 8,927,448	**$ 15,353,784**	$ 85,382,175

In the second quarter of 2007, the Company incurred total capital expenditures of $6.09 million (2006 - $8.93 million), focused primarily on the tie-in of Horseshoe Canyon wells drilled during the first quarter of 2007 and the completion and recompletion of conventional gas wells in central Alberta and at Thunder.

The Company records the fair value of future obligations associated with the retirement of long-lived tangible assets, such as well sites and facilities. Accounting for the recognition of this obligation results in an increase to the carrying value of these assets. This amount has been shown as the Company's asset retirement obligation.

LIQUIDITY AND CAPITAL RESOURCES

The change in the Company's bank debt for the three and six months ended June 30 was as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006	**Six months ended June 30, 2007**	Six months ended June 30, 2006
Sources:				
Funds from operations	**$ 5,057,384**	$ 3,350,006	**$ 10,139,805**	$ 7,206,445
Issue of common shares, net of costs	**–**	9,994	**–**	19,999
Change in cash and cash equivalents	**443,279**	(856,610)	**270,103**	4,885,127
	$ 5,500,663	$ 2,503,390	**$ 10,409,908**	$ 12,111,571
Uses:				
Additions to property, plant & equipment	**$ 5,974,159**	$ 10,958,671	**$ 15,205,905**	$ 20,133,611
Sale of oil and gas properties	**–**	(2,031,222)	**–**	(2,031,222)
Corporate acquisition	**–**	–	**–**	17,487,278
Change in non-cash working capital	**4,526,504**	3,575,941	**1,204,003**	6,521,904
	10,500,663	12,503,390	**16,409,908**	42,111,571
Increase in bank debt	**$ 5,000,000**	$ 10,000,000	**$ 6,000,000**	$ 30,000,000

During the second quarter, Rockyview's banker increased the Company's bank line to $46.0 million as part of the borrowing base review.

Rockyview will typically utilize three sources of funding to finance its capital expenditure program: internally generated funds flow from operations, debt where deemed appropriate and new equity issues if available on favourable terms. When financing corporate acquisitions, the Company may also assume certain future liabilities. In addition, the Company may adjust its capital expenditure program depending on the commodity price outlook and further opportunities that may be identified.

OUTSTANDING SHARE DATA

On August 7, 2007, there were 24,362,478 common shares outstanding, 892,272 outstanding warrants with an exercise price of $5.26 per share and 2,233,502 stock options with an average exercise price of $4.53 per share.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations in the normal course of operations including the purchase of assets and services, operating agreements, transportation commitments and sales commitments. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner.

Rockyview leases office space through an arrangement deemed to be an operating lease for accounting purposes. As such, the Company is not required to record its lease obligation as a liability, nor does it record lease obligations as an asset.

GUARANTEES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements or guarantees.

DISCLOSURE CONTROLS AND PROCEDURES

The preparation of the MD&A is supported by a set of disclosure controls and procedures as at June 30, 2007. Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the Company's annual filings for the most recently completed financial period, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company's Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that materially affected, or is reasonably likely to materially affect the Company's internal control over financial reporting. During 2006, Rockyview documented the design of internal controls over financial reporting and presented this documentation to the Audit Committee for its review. No material changes were identified in the Company's internal controls over financial reporting during the three months ended June 30, 2007, that had materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

It should be noted that a control system, including Rockyview's disclosure and internal controls and procedures, no matter how well designed, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent errors or fraud.

CRITICAL ACCOUNTING ESTIMATES

The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). Certain accounting policies require management to make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Rockyview's management review their estimates frequently; however, the emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates. Rockyview attempts to mitigate this risk by employing individuals with the appropriate skill set and knowledge to make reasonable estimates; developing internal control systems; and comparing past estimates to actual results.

The Company's financial and operating results include estimates on the following:

- Depletion, depreciation and accretion based on estimates of oil and gas reserves;
- Estimated revenues, operating expenses and royalties for which actual revenues and costs have not been received;
- Estimated capital expenditures on projects in progress;
- Estimated fair value of Espoir acquisition, including petroleum and natural gas properties and the determination of goodwill;
- Estimated fair value of asset retirement obligation including estimates of future costs and the timing of costs; and
- Estimated fair value of derivative contracts.

CHANGES IN ACCOUNTING POLICIES

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges", Section 1530, "Comprehensive Income" and Section 3861, "Financial Instruments – Disclosure and Presentation". These standards have been adopted prospectively. See Note 3 to the Consolidated Financial Statements.

OUTLOOK

Rockyview has a drilling inventory beyond 2007 that still numbers approximately 100 net locations comprising low-risk shallow gas prospects and high impact exploration plays. With successful drilling results and a prudent hedging strategy, Rockyview is well positioned for a rebound in natural gas prices. The Company's strong balance sheet will allow it to capitalize on additional drilling or acquisition opportunities as they arise.

ADDITIONAL INFORMATION

Additional information regarding the Company including Rockyview's annual information form is available on SEDAR at www.sedar.com or on Rockyview's website www.rockyviewenergy.com.

CONSOLIDATED BALANCE SHEET
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS		
Current assets		
Cash	654,128	924,231
Accounts receivable	8,654,124	9,161,648
Other current assets	1,067,921	1,539,265
Derivative asset	119,232	22,995
	10,495,405	11,648,139
Property, plant and equipment (note 4)	138,762,925	135,219,731
	$ 149,258,330	$ 146,867,870
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,776,402	$ 10,959,272
Long-term debt (note 6)	31,000,000	25,000,000
Future income taxes	8,437,591	8,896,449
Asset retirement obligations (note 5)	3,618,216	3,316,274
	51,832,209	48,171,995
SHAREHOLDERS' EQUITY		
Share capital (note 7)	108,493,800	108,493,800
Warrants (note 7)	571,054	571,054
Contributed surplus (note 7)	1,589,103	1,214,235
Retained earnings (deficit)	(13,227,836)	(11,583,214)
	97,426,121	98,695,875
	$ 149,258,330	$ 146,867,870

see accompanying notes to financial statements

Approved by the Board of Directors

"signed"
John Howard
Director

"signed"
Steve Cloutier
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS AND DEFICIT

(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
REVENUE				
Petroleum and natural gas	**$ 9,842,559**	$ 7,623,900	**$ 20,008,634**	$ 15,577,979
Realized derivative loss	**(85,346)**	–	**(126,488)**	–
Unrealized derivative gain	**101,412**	–	**96,237**	–
Royalties expense	**(1,439,943)**	(1,413,103)	**(3,418,124)**	(3,278,818)
	8,418,682	6,210,797	**16,560,259**	12,299,161
EXPENSES				
Operating	**2,122,166**	1,758,850	**4,324,779**	3,337,693
General and administrative	**717,525**	963,449	**1,199,396**	1,612,821
Interest	**478,455**	352,395	**922,726**	568,585
Depletion, depreciation and accretion	**6,070,116**	4,222,687	**12,216,838**	7,865,424
	9,388,262	7,297,381	**18,663,739**	13,384,523
Net loss before income taxes	**(969,580)**	(1,086,584)	**(2,103,480)**	(1,085,362)
Current income tax recovery	**–**	(11,374)	**–**	(11,374)
Future income tax expense (recovery)	**1,098**	(1,303,198)	**(458,858)**	(1,221,679)
Net income (loss) and comprehensive income (loss)	**(970,678)**	227,988	**(1,644,622)**	147,691
Retained earnings (deficit), beginning of period	**(12,257,158)**	2,014,562	**(11,583,214)**	2,094,859
Retained earnings (deficit), end of period	**$ (13,227,836)**	$ 2,242,550	**$ (13,227,836)**	$ 2,242,550
Net income (loss) per share - basic and diluted (note 7)	**$(0.04)**	$0.01	**$(0.07)**	$0.01

see accompanying notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Cash flows from operating activities				
Net income (loss)	**$ (970,678)**	$ 227,988	**$(1,644,622)**	$ 147,691
Items not affecting cash				
Depletion, depreciation and accretion	**6,070,116**	4,222,687	**12,216,838**	7,865,424
Stock based compensation expense	**162,187**	225,299	**226,989**	437,779
Future income taxes (recovery)	**1,098**	(1,303,198)	**(458,858)**	(1,221,679)
Unrealized derivative gain	**(101,412)**	–	**(96,237)**	–
Asset retirement expenditures	**(103,927)**	(22,770)	**(104,305)**	(22,770)
Funds flow from operations	**5,057,384**	3,350,006	**10,139,805**	7,206,445
Net change in non-cash working capital items	**(444,206)**	(359,213)	**236,894**	(95,033)
Net cash provided by operating activities	**4,613,178**	2,990,793	**10,376,699**	7,111,412
Cash flow from financing activities				
Issue of shares for cash upon exercise of warrants	**–**	9,994	**–**	19,999
Increase in bank loan	**5,000,000**	10,000,000	**6,000,000**	21,000,000
Net cash provided from financing activities	**5,000,000**	10,009,994	**6,000,000**	21,019,999
Cash flow from investing activities				
Acquisition of Espoir Exploration Corp.	**–**	–	**–**	(8,487,278)
Sale of oil and gas properties	**–**	2,031,222	**–**	2,031,222
Additions to property, plant and equipment	**(5,974,159)**	(10,958,671)	**(15,205,905)**	(20,133,611)
Changes in non-cash working capital - investing items	**(4,082,298)**	(3,216,728)	**(1,440,897)**	(6,426,871)
Net cash used in investing activities	**(10,056,457)**	(12,144,177)	**(16,646,802)**	(33,016,538)
Change in cash during the period	**(443,279)**	856,610	**(270,103)**	(4,885,127)
Cash and cash equivalents - beginning of period	**1,097,407**	206,789	**924,231**	5,948,526
Cash and cash equivalents - end of period	**$ 654,128**	$ 1,063,399	**$ 654,128**	$ 1,063,399
Supplemental information:				
Interest paid	**$ 62,780**	$ 368,323	**$ 516,322**	$ 585,640
Income taxes	**$ –**	$ 673,799	**$ –**	$ 673,799

see accompanying notes to financial statements

1. DESCRIPTION OF BUSINESS

Rockyview Energy Inc. ("Rockyview" or the "Company") is incorporated under the Business Corporations Act (Alberta) and is a public company listed on the Toronto Stock Exchange.

The principal business of the Company is the exploration for, exploitation, development and production of oil and natural gas reserves. All activity is conducted in Alberta in Western Canada and comprises a single business segment.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates. The interim unaudited consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2006, other than changes in accounting policies in note 3(a). The disclosures provided below are incremental to those included in the annual financial statements. The interim unaudited consolidated financial statements should be read in conjunction with the annual financial statements and notes thereto in the Company's annual report for the year ended December 31, 2006.

3. CHANGES IN ACCOUNTING POLICIES

(a) Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") handbook section 1530 "Comprehensive Income," section 3251 "Equity," section 3855 "Financial Instruments – Recognition and Measurement" and section 3865 "Hedges". These standards result in changes in the accounting for financial instruments and hedges as well as introduce accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As required, these standards have been adopted prospectively and comparative amounts for the prior periods have not been restated.

(a) Comprehensive Income

Comprehensive income is composed of net earnings or loss and other comprehensive income ("OCI"). OCI represents the change in equity for a period that arises from unrealized gain and losses on available-for-sale securities and changes in fair market value of derivative instruments designated as cash flow hedges. The Company does not currently have any OCI or AOCI.

(b) Equity

This section establishes the standards for presentation of equity and changes in equity during the period. It requires that separate presentation of changes in equity for the period arising from net income, OCI, contributed surplus, retained earnings, share capital and reserves. Accumulated OCI would be included in the consolidated balance sheet as a separate component of shareholders' equity.

(c) Financial Instruments

This section establishes standards for the recognition and measurement of financial instruments, which is composed of financial assets, financial liabilities, derivatives and non-financial derivatives.

A financial asset is cash or a contractual right to receive cash or another financial asset, including equity, from another party. A financial liability is the contractual obligation to deliver cash or another financial asset to another party.

A derivative is a financial instrument whose value changes in response to a specified variable, requires little or no net investment and is settled at a future date. An embedded derivative is a derivative that is part of a non-derivative contract and not directly related to that contract. Under this standard, embedded derivative must be accounted for as a separate financial instrument. A non-financial derivative is a contract that can be settled net in cash or another financial instrument.

Under this standard, all financial instruments are initially recorded at fair value and are subsequently accounted for based on one of four classifications: held for trading; held-to-maturity; loans and receivables; or, available-for-sale. The classification of a financial instrument depends on its characteristics and the purpose for which it was acquired. Fair values are based upon quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

Under this standard, all guarantees upon inception are required to be recognized on the balance sheet at their fair value. No subsequent re-measurement is required to fair value each guarantee at each subsequent balance sheet date, unless the guarantee is considered a derivative.

(i) Held for trading

Held for trading financial instruments are financial assets or financial liabilities that are purchased with the intention of selling or repurchasing in the near term. Any financial instrument can be designated as held for trading as long as its fair value can be reliably measured. A derivative is classified as held for trading, unless designated as and considered an effective hedge. Held for trading instruments are recorded at fair value with any subsequent gains or losses from changes in fair value recorded directly into earnings.

(ii) Held-to-maturity

Held-to-maturity investments are financial assets with fixed or determinable payments and a fixed maturity that the Company has the intent and ability to hold to maturity. These financial assets are measured at amortized cost using the effective interest method. Any gains or losses arising from the sale of a held-to-maturity investment are recorded directly into earnings. All of the Company's cash and cash equivalents, short-term investments and long-term debt are designated as held-to-maturity investments.

(iii) Loans and receivables

Loans and receivables continue to be accounted for at amortized cost using the effective interest method. Any gains or losses on the realization of loans and receivables are recorded into earnings.

The fair value of accounts and other receivables and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments.

(iv) Available-for-sale

Available-for-sale assets are those financial assets that are not classified as held for trading, held-to-maturity or loans and receivables. Available-for-sale instruments are recorded at fair value. Any gains or losses arising from the change in fair value is recorded in OCI and upon the sale of the instrument or other-than-temporary impairment, the cumulative gain or loss is transferred into earnings.

The Company has not designated any financial instruments as available-for-sale assets.

(v) Transaction costs

Transaction costs relating to all financial instruments will be expensed as incurred.

(d) Hedges

Hedge accounting is optional and the Company may not designate the hedging instrument as a hedge for accounting purposes. When hedge accounting is not applied, the change in fair value of the hedging instrument is recorded directly into earnings. The Company has chosen not to designate any of its current hedging instruments as hedges for the purpose of this section and has classified them as a held for trading asset and recorded the fair value of these instruments on the balance sheet.

To qualify for hedge accounting, the hedging relationship between the hedged item and the hedging instrument must be designated and formally documented at the inception of the contract. The documentation includes risk management policy, the relationship between the hedging instrument and the hedged item and whether or not the hedging relationship is effective in offsetting the changes associated with the hedged risk. Effectiveness must be tested on an ongoing basis throughout the life of the hedging relationship. Hedge accounting is discontinued if the hedging relationship is no longer considered effective or is terminated. The hedging relationship can either be measured as a cash flow hedge or a fair value hedge.

(i) Cash flow hedge

A cash flow hedge is a hedge of the exposure to the variability of the cash flows associated with a recognized asset, liability or forecasted transaction. The effective portion of the change in the fair value of a cash flow hedge is recognized

in OCI while any ineffective portion is recognized into earnings. If hedge accounting is discontinued or the hedge is sold or terminated, the amounts in accumulated OCI are recorded into earnings during the periods when the variability in the cash flows of the hedged item affects earnings.

(ii) Fair value hedge

A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset, liability or an unrecognized firm commitment. Changes in the fair value of a fair value hedge are recorded directly into earnings along with the changes in the fair value of the associated assets or liabilities attributable to the hedged risk. If hedge accounting is discontinued, the carrying amount of the hedged item is amortized into earnings over the remaining term of the hedge.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	**$ 173,522,863**	$ 157,933,059
Furniture and office equipment	**346,483**	311,279
	173,869,346	158,244,338
Accumulated depletion and depreciation	**35,106,421**	23,024,607
	$ 138,762,925	$ 135,219,731

During the second quarter, the Company capitalized $593,318 (2006 - $434,766) of general and administrative expenses related to development activities. As at June 30, 2007, the depletion calculation excluded unproved properties of $13.9 million (2006 - $13.4 million).

5. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending asset retirement obligation associated with the retirement of oil and gas properties:

	Three months ended		Six months ended	
	June 30, 2007	June 30, 2006	**June 30, 2007**	June 30, 2006
Balance, beginning of period	**$ 3,575,398**	$ 2,069,882	**$ 3,316,274**	$ 997,315
Liabilities acquired (sold)	**-**	(25,923)	**-**	954,175
Liabilities incurred	**75,237**	109,524	**271,223**	165,919
Liabilities settled	**(103,927)**	(22,770)	**(104,305)**	(22,770)
Accretion expense	**71,508**	43,133	**135,024**	79,207
Balance, end of period	**$ 3,618,216**	$ 2,173,846	**$ 3,618,216**	$ 2,173,846

The total undiscounted amount of future cash flows required to settle the obligation at June 30, 2007 is $11,176,000 (2006 - $10,187,000).

6. BANK LOAN

At June 30, 2007, the Company had drawn $31.0 million (2006 - $30.0 million) on its revolving extendible credit facility with a Canadian chartered bank. The facility may be drawn down or repaid at any time, but there are no scheduled repayment terms. Advances under this facility bear interest based on a sliding scale tied to the Company's debt-to-cash flow, from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.25%. Bankers' Acceptances bear a stamping fee between 0.95% and 2.25%. The credit facility is collateralized by a fixed and floating charge debenture on the Company's assets and a general security agreement.

The borrowing base is subject to a semi-annual review by the bank. During the second quarter, the Company's lender increased the credit facility to $46.0 million.

7. SHARE CAPITAL

(a) Authorized:

An unlimited number of voting Common Shares; unlimited number of Preferred Shares issuable in one or more series.

(b) Issued

Common shares:

	June 30, 2007		December 31, 2006	
	Number	**Amount**	Number	Amount
Balance - beginning of period	**24,364,378**	**108,493,800**	12,049,077	48,797,413
Acquisition of Espoir	**–**	**–**	7,441,499	46,062,879
Issued for cash, net of costs	**–**	**–**	4,870,000	13,611,076
Issued on exercise of warrants	**–**	**–**	3,802	22,432
Balance - end of period	**24,364,378**	**108,493,800**	24,364,378	108,493,800

Warrants:	**Number**	**Amount**	Number	Amount
Balance - beginning of period	**892,272**	**571,054**	896,074	573,487
Exercised	**–**	**–**	(3,802)	(2,433)
Balance - end of period	**892,272**	**571,054**	892,272	571,054

Each whole Rockyview Warrant entitles the holder to acquire one Rockyview Share at an exercise price of $5.26. The Rockyview Warrants expire February 20, 2008.

(c) Stock Options

Pursuant to the stock option plan (the "Plan"), options may be granted to directors, officers, employees, consultants and service providers of the Company. The options vest evenly over 3 years, starting on the first anniversary of the grant date and expire after 5 years.

The following table sets forth a reconciliation of stock option plan activity:

	June 30, 2007		December 31, 2006	
Stock options:	**Weighted Number of Options**	**Weighted Average Price**	Weighted Number of Options	Weighted Average Price
Balance - beginning of period	**1,874,835**	**$5.34**	907,502	$4.86
Granted	**452,667**	**3.14**	1,057,333	5.80
Cancelled	**(247,000)**	**5.82**	(90,000)	5.98
Balance - end of period	**2,080,502**	**$4.80**	1,874,835	$5.34
Exercisable - end of period	**774,001**	**$5.15**	302,501	$4.86

The following table provides additional information on the stock options outstanding as at June 30, 2007:

Exercise Prices ($/share)	Number of Options	Weighted Average Exercise Price	Weighted Average Contractual Life	Options Exercisable
3.00	252,667	$3.00	4.7	–
3.01 - 4.00	300,000	3.51	4.6	–
4.01 - 5.00	794,169	4.74	3.0	529,446
5.01 - 6.00	583,666	5.97	3.6	194,555
6.01 - 6.30	150,000	6.22	3.6	50,000
3.00 - 6.30	2,080,502	$4.80	3.6	774,001

(d) Stock Based Compensation

Included in general and administrative costs is stock based compensation. The Company accounts for its stock based compensation plan using the fair value method. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of options granted was estimated based on the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Risk free interest rate (%)	**4.17**	4.23	**4.08**	4.14
Expected life (years)	**5.0**	3.0	**5.0**	3.0
Expected volatility (%)	**56.9**	32.2	**55.9**	31.4

The fair value of options granted during the quarter was $1.75 per option to purchase one share.

(e) Contributed Surplus

	Amount
Balance - December 31, 2006	1,214,235
Stock based compensation expense (net)	374,868
Balance - June 30, 2007	**1,589,103**

(f) Earnings per share

The following table summarizes the common shares used in calculating net income per share:

	Three months ended June 30		Six months ended June 30	
	2007	2006	**2007**	2006
Basic	**24,364,378**	19,493,501	**24,364,378**	19,039,843
Warrants	**-**	265,570	**-**	265,570
Diluted	**24,364,378**	19,759,071	**24,364,378**	19,305,413

The calculation of diluted common shares excludes 2,080,502 (2006 – 1,774,835) stock options and 892,272 warrants at June 30, 2007.

8. FINANCIAL INSTRUMENTS

The Company's exposure under its financial instruments is limited to financial assets and liabilities, all of which are included in the financial statements. The fair values of financial assets and liabilities that are included in the balance sheet approximate their carrying amounts.

Substantially all of the Company's accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal credit risks.

The Company is exposed to foreign currency fluctuations as crude oil and natural gas prices are referenced to U.S. dollar denominated prices.

The Company is exposed to interest rate risk to the extent that bank debt is at a floating rate of interest.

The Company's operating cost management activities are exposed to fluctuations in the cost of electricity. At June 30, 2007, the Company had a 1.5MW contract with a fixed price of $76.00/MWh for calendar 2007.

The Company has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. The Company sells forward a portion of its future production and enters into physical fixed price sale contracts with customers. The forward contracts are subject to market risk from fluctuating commodity prices and exchange rates. The contract price on physical contracts is recognized in earnings in the same period as the production revenue. As at June 30, 2007, the Company has fixed the price applicable to future production through the following contracts:

Time period	Commodity	Contract	Daily Volume	Cdn$/GJ
January 2007 - December, 2007	Natural gas	Physical Swap	1,000	$7.50
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.65
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.80
February 2007 - December 2007	Natural gas	Physical Swap	500	$6.96
March 2007 - December 2007	Natural gas	Physical Swap	500	$7.77
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.55
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.60
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.88
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.20
April 2007 - October 2007	Natural gas	Physical Swap	500	$7.43
May 2007 - October 2007	Natural gas	Physical Swap	500	$7.81
November 2007 - March 2008	Natural gas	Physical Swap	500	$8.63
November 2007 - March 2008	Natural gas	Physical Swap	500	$9.04
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.00
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $10.86
November 2007 - March 2008	Natural gas	Physical Collar	500	$7.50 - $11.20

9. COMPARATIVES

The comparatives on the balance sheet for future income taxes have been reclassified to comply with current accounting standards.

CORPORATE INFORMATION

DIRECTORS

John Howard [1][2][3][4]
Independent Businessman

Malcolm Adams [2][3]
Vice President
ARC Financial Corporation

Scott Dawson [2][3][4]
President & Chief Executive Officer
Open Range Energy Corp.

Martin Hislop [3]
Independent Businessman

Nancy Penner [2][4]
Counsel
Parlee McLaws LLP

Steve Cloutier
President & Chief Executive Officer

OFFICERS

Steve Cloutier, LLB
President & Chief Executive Officer

Dan Allan, P.Geol.
Chief Operating Officer

Alan MacDonald, CA
Vice President, Finance,
Chief Financial Officer
& Corporate Secretary

Howard Anderson, P.Eng.
Vice President, Engineering

(1) Chairman of the Board

(2) Member of the Audit Committee

(3) Member of the Reserves Committee

(4) Member of Corporate Governance,
& Nominating & Compensation Committee

CORPORATE OFFICE

2250, 801 - 6th Avenue S.W.
Calgary, Alberta T2P 3W2
Telephone: (403) 538-5000
Fax: (403) 538-5050

INVESTOR RELATIONS

www.rockyviewenergy.com

TRUSTEE AND TRANSFER AGENT

Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2P 0P6
Telephone: (403) 261-0900
Fax: (403) 265-1455

BANK

Bank of Nova Scotia

AUDITORS

PricewaterhouseCoopers LLP

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

INDEPENDENT EVALUATORS

Sproule Associates Limited

STOCK EXCHANGE

The Toronto Stock Exchange
Trading Symbol: **RVE**

Rockyview Energy

2250, 801 - 6th Avenue S.W., Calgary, AB T2P 3W2
PHONE: (403) 538-5000 FAX: (403) 538-5050
EMAIL: invest@rockyviewenergy.com WEBSITE: www.rockyviewenergy.com

END